UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]  Form 40-F  [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [ ]  No  [X]




SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPACOES S.A.

Date:	August 5, 2001
By
Name:	Alvaro A. C. dos Santos
Title:Director of Investor Relations




TELE NORTE LESTE APPROVES
SHARE BUYBACK PROGRAM


Rio de Janeiro, Brazil - August 05, 2002 - TELE NORTE LESTE PARTICIPACOES S.A.
 (NYSE: TNE), the holding company of providers of telecommunications services in the north, northeastern and eastern regions of Brazil, announced today that, on August 02, its Board of Directors authorized a Share (or equivalent options) Buyback Program of up to 5% and 10% of outstanding preferred shares and common shares, respectively, excluding treasury stock (a maximum of 1,863 million common shares and 7,970 million preferred shares).

In addition, the Board of Directors of Telemar Norte Leste, approved, also on August 02,2002, a Program of the same nature, with the same goals, limited to 10% of common shares (TMAR3) - up to 295.9 million shares - and 10% of preferred shares (TMAR5) - up to 769.3 million shares - excluding treasury stock.

The two Companies may, but are not obligated to, repurchase shares under this program during the next 90 days, after which the Boards of Directors can extend the buyback period. Any shares will be purchased on the open market.

Alvaro dos Santos, CFO of Telemar, said that "the current share prices provide an excellent opportunity to capture the value inherent in our Companies, particularly in view of their strong fundamentals, positive operating environment and solid growth strategy. We believe this to be a positive step in our continuing efforts to maximize value for all shareholders."

The Minutes of Board Meeting it's available at the links below: (available only in Portuguese)

Minutes of Board Meeting - Tele Norte Leste S.A.

Minutes of Board Meeting - Telemar Norte Leste

For more information, please contact: